Lifeward Ltd.
2 Cabot Road
Hudson, MA 01749

May 8, 2026

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7553

Re:                             Lifeward Ltd.
Registration Statement on Form S-3 (File No. 333-295352)
Filed on April 27, 2026

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-295352) filed by Lifeward Ltd. (the “Company”) with the Securities and Exchange Commission on April 27, 2026 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, replaces the delaying amendment on the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Jennifer L. Porter, Esq. of Goodwin Procter LLP, counsel to the Company, at (445) 207-7806.

Very truly yours,

LIFEWARD LTD.

By:	/s/ William Mark Grant
	Name:	William Mark Grant
	Title:	President and Chief Executive Officer